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SE 18000910

MAIL PROCESSING Received FEB 22 2018 WASH, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldin Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, 44 Floor

New York (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown
(Name – *if individual, state last, first, middle name*)

One Tower Center Blvd. 14th Floor (Address) East Brunswick (City) NJ (State) 08816 (Zip Code)

RECEIVED 2018 FEB 22 PM 3:23 / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Karthik Bhavaraju, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldin Capital Advisors LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Theresa A. Bertone
Notary Public, State of New York
No. 01BE6040881
Qualified in Richmond County
Commission Expires July 2, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDIN CAPITAL ADVISORS LLC

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
AUDITED FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 5

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and the Member of
Golding Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Goldin Capital Advisors LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.
East Brunswick, New Jersey

February 9, 2018

GOLDIN CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	59,681
Total Assets	$	59,681

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	17,041
MEMBER'S EQUITY		42,640
Total Liabilities and Member's Equity	$	59,681

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Goldin Capital Advisors LLC (the "Company") was organized as a limited liability company on December 10, 2012 under the laws of the State of Delaware, is subject to the provisions of the New York Limited Liability Company Act and is a wholly-owned subsidiary of Goldin Associates, LLC. The Company began business operations in June 2014. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 19, 2014. The Company is a limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides advisory services regarding mergers and acquisitions transactions.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Concentration of Credit Risk

The Company maintains cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

c) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. However, the Company is liable for NYC Unincorporated Business taxes. The Company did not have income in 2017 and no provision for income taxes is included in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and is subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Revenue Recognition

Advisory fees are recognized as income when received, in accordance with the advisory fee agreements.

e) Accounting Developments

Pending adoption ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASUs are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company believes the impact of the ASUs is moderate.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital was $42,640 which was $37,640 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company entered into an expense sharing agreement on July 9, 2014 with its parent, Goldin Associates, LLC, whereby, the Company has agreed to pay Goldin Associates, LLC $1,600 per month to cover certain operating expenses. These operating expenses include rent, utilities, office resources, IT/communications, telephone, salaries and professional services. For the year under audit there was $19,200 paid. There are no amounts payable for the year under audit.

5. LIQUIDITY and MANAGEMENT'S PLANS

The Company has sustained recurring operating losses since its inception. During 2017, the Company sustained a loss of $109,933 and incurred negative cash flows from operations of $109,721. As discussed in footnote 6, subsequent to December 31, 2017, the Company closed on a private placement transaction resulting in approximately $311,700 of revenue.

Additionally, Goldin Associates, LLC, is committed to funding the operations of the Company as needed.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 6, 2018 and noted one event has occurred after December 31, 2017 that would require recognition or disclosure in the financial statements.

On February 9, 2018 the Company received payment of a fee of approximately $311,700 from closing a private placement transaction.